

March 21, 2011

Mr. Bob Glaser
President
Sustainable Environmental Technologies Corporation
2377 W. Foothill Blvd, Suite #18
Upland, CA 91786

> **Re:** **Sustainable Environmental Technologies Corporation**
> **Current Report on Form 8-K/A**
> **Filed March 7, 2011**
> **Form 10-Q/A for the Quarter Ended December 31, 2010**
> **Filed February 17, 2011**
> **Form 10-K for the Fiscal Year Ended March 31, 2010**
> **Filed July 14, 2010**
> **File No. 000-25488**

Dear Mr. Glaser:

We have reviewed your amended Form 8-K and response letter filed on March 7, 2011 and have the following comments.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 8-K/A filed March 7, 2011

Form 10 information, page 3

1. In future filings, please revise your disclosure to provide the information required by Items 101(h)(4)(ix)-(x) of Regulation S-K.

Intellectual Property, page 7

2. In future filings, please disclose whether you own the patent and the duration of the patent. See Item 101(h)(4)(vii) of Regulation S-K.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 14

3. In future filings, please revise your disclosure to provide the addresses for Horst Geicke
and Grant King. See Item 403(a) of Regulation S-K.

Item 5. Directors and Executive Officers, page 15

4. In future filings, please revise your disclosure to identify the businesses with which Mr.
Glaser and Mr. Morlock were associated during the past five years and discuss their roles
in those businesses. We note that you have not provided specific business experience
information for Mr. Glaser for the years 2006 to 2008. Similar information is missing
with respect to Mr. Morlock. See Item 401(e)(1) of Regulation S-K.

Exhibit 99.2

Pro-Forma Condensed Combined Statements of Operations, pages F-3 and F-4

5. We have reviewed your response to prior comment six from our letter dated February 1,
2011. You now present the number of shares outstanding for SETCORP, which should
be the number of shares effectively issued in the transaction, as 106,667,899. Based on
the equity statement in your December 31, 2010 Form 10-Q, it appears that the number of
shares effectively issued in the transaction may be 106,982,899. Please revise or advise
why it is something else and tell us how you computed the other amount.

Form 10-Q/A for the Quarter Ended December 31, 2010

Item 1 – Financial Statements

Consolidated Balance Sheets, page F-1

6. The column heading of your December 31, 2010 balance sheet indicates that these
amounts are unaudited, which implies that your March 31, 2010 balance sheet includes
amounts that are audited. Since none of the amounts are covered by an audit report when
they are presented in your interim financial statements for the period ended December 31,
2010, you should not imply that the March 31, 2010 balance sheet amounts are audited.
Please revise in future filings.

Note 4 – Acquisitions, page F-10

7. We have reviewed your response to prior comment 11 from our letter dated February 1,
2011. ASC 805-10-50-2(h)(1) requires the disclosure of the amounts of revenue and
earnings of DIW since the acquisition date of October 1, 2009 that are included in your
statements of operations. This is separate from the requirement to provide pro forma
results of operations as if the acquisition had taken place at the beginning of the

respective period. Please revise in future filings and show us in your supplemental
response what the revisions will look like.

Note 8 – Notes Payable, page F-13

Convertible Note Payable to Metropolitan Real Estate LLC, page F-14

8. We have reviewed your response to prior comment 12 from our letter dated February 1,
2011 and your disclosures regarding the restatement on page F-14.   Please also file an
Item 4.02 Form 8-K and an amended Form 10-Q for the period ended September 30,
2010.

Item 2 – Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 2

Results of Operations for the Three Month Periods Ended December 31, 2010 and 2009, page 4

9. It appears that you only discuss in detail the results of operations for the three months
ended December 31, 2010 as compared to the three months ended December 31, 2009.
Please note that you should also discuss in detail the results of operations for the nine
months ended December 31, 2010 as compared to the nine months ended December 31,
2009. Please revise your disclosure in future filings to describe the significant
components of each revenue and expense line item in each income statement that is
presented in the filing. Please show us in your supplemental response what the revisions
look like.

10. We have reviewed your response to prior comment 13 from our letter dated February 1,
2011. We note that the Pro Water segment is the only revenue producing segment at
December 31, 2010. However, you should still separately discuss for each segment the
changes in material expenses and income (loss). In doing so, please disclose the amount
of each significant change in line items between periods and the business reasons for it.
In circumstances where there is more than one business reason for the change, attempt to
quantify the incremental impact of each individual business reason discussed on the
overall change in the line item. See Item 303(a)(3) of Regulation S-K. Please show us in
your supplemental response what the revisions will look like.

Item 4T. Controls and Procedures, page 6

Disclosure Controls and Procedures, page 6

11. We note that in the first paragraph you include a materiality qualifier in your discussion
regarding the conclusion that your disclosure controls and procedures are not effective.
In future filings, please delete the materiality qualifier and refer to the correct definition
of disclosure controls and procedures as set forth in Exchange Act Rules 13a-15(e) and

15d-15(e). Please tell us whether your management's conclusion regarding your disclosure controls and procedures is based upon the full definition as set forth in the rules. Please also tell us, and in future filings disclose, why you determined that your disclosure controls and procedures are not effective.

Changes in Internal Control Over Financial Reporting, page 7

12. Please disclose in greater detail the nature of the material weakness identified in your disclosure. In this regard, also revise to disclose the specific steps that the company has taken, if any, to remediate the material weakness and disclose whether the company believes that the material weakness still exists at the end of the period covered by the report. Also, disclose when the material weakness was identified, by whom it was identified and when the material weakness first began.

Exhibits 31.1 and 31.2

13. In future filings, please provide certifications that include the exact wording as set forth in Item 601(b)(31) of Regulation S-K. In this regard, we note that you have replaced "registrant" with "issuer" throughout your certifications.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeffrey Gordon at (202) 551-3865 if you have questions regarding comments on the financial statements and related matters. Please contact Chambre Malone at (202) 551-3262 or, in her absence, me at (202) 551-3765 with any other questions.

Sincerely,

Pamela Long
Assistant Director